Exhibit 99.1

Contact Information:
China Ceramics Co., Ltd.	CCG Investor Relations Inc.
Edmund Hen, Chief Financial Officer	Mr. Ed Job, CFA - Account Manager
Email: info@hengdatile.com	Email: ed.job@ccgir.com
Mr. Bryan Blake, Sr. MI Executive
Phone: +1-646-833-3416
Email: bryan.blake@ccgir.com

China Ceramics Announces First Quarter 2010 Financial Results

Jinjiang, Fujian Province, China, June 1, 2010 –China Ceramics Co., Ltd. (OTC Bulletin Board: CCLTF, CCLWF, CCLUF) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the first quarter ended March 31, 2010.

First Quarter 2010 Highlights
▪	Revenue was RMB 229.1 million (US$ 33.5 million), up 4.3% from the fourth quarter of 2009 and up 34.8% from the first quarter of 2009;

▪	Gross profit was RMB 69.3 million (US$ 10.1 million) , down 3.3% from the fourth quarter of 2009 and up 50.7% from the first quarter of 2009;

▪	Gross profit margin was 30.2%, compared to 32.6% in the fourth quarter of 2009 and 27.1% in the first quarter of 2009;

▪	Net profit was RMB 45.3 million (US$ 6.6 million), up 74.6% from the fourth quarter of 2009 and up 45.2% from the first quarter of 2009

“We are pleased to report solid results in a seasonally weak quarter, to begin our fiscal year 2010 on a strong note,” said Mr. Jiadong Huang, Chief Executive Officer of China Ceramics.  “Our growth was driven by our increased production capacity following the Gaoan plant acquisition in January, and from higher Average Selling Prices (“ASPs”), as we continued to benefit from a positive macro-economic environment in China.”

First quarter 2010 Results
Revenue for the first quarter ended March 31, 2010 increased by 4.3% to RMB 229.1 million (US$ 33.5 million) compared to the fourth quarter ended December 31, 2009, and increased by 34.8% compared to the first quarter ended March 31, 2009.  The year-over-year increase in revenue was primarily driven by a 26.3% increase in volume and a 6.6% increased in average selling price in the first quarter of 2010, compared with the same period in 2009. The sequential increase in revenue was driven by higher sales volume.

Gross profit was RMB 69.3 million (US$ 10.1 million) down 3.3% from RMB 71.7 million in the fourth quarter ended December 31, 2009, and up 50.7% from RMB 46.0 million for the three months ended March 31, 2009. Gross margin was 30.2% compared to 32.6% in the fourth quarter of 2009 and 27.1% for the same period last year.  The sequential decrease in gross margin was driven by the reduction in production volume due to Spring Festival, resulting in higher unit cost; and the year-over-year increase in gross margin was mostly driven by the 34.8% growth in revenue and by management’s ability to limit growth in cost of sales to only 28.5% compared to the first quarter of 2009.

Selling expenses were RMB 1.5 million (US$ 0.2 million), or 0.7% of sales, compared to RMB 1.5 million, or 0.9% of sales, in the first quarter of 2009.

Administrative expenses were RMB 5.8 million (US$ 0.8 million), compared to RMB 2.7 million for the fourth quarter of 2009, and with RMB 2.6 million for the first quarter of 2009, resulting mainly from administrative expenses incurred for the newly acquired Gaoan facility and from legal and other expenses related to China Ceramics status as a public company.

Profit from operations for the first quarter ended March 31, 2010 was RMB 62.0 million (US$ 9.1 million), down 10.7% from RMB 69.4 million in the fourth quarter of 2009, and up 47.6% from RMB 42.0 million in the first quarter of 2009. The sequential decline in operating profits resulted from lower gross margin as well as higher administrative expenses. The year-over-year increase in profit from operations was the result of higher revenue and improved gross margin, only partially offset by higher operating costs.

Net profit for the first quarter ended March 31, 2010 was RMB 45.3 million (US$ 6.6 million), up 45.2% from the comparable period in 2009.  The year-over-year increase in net profit was mainly driven by strong growth in revenue and by management’s ability to limit growth in cost of sales to only 28.5% compared to the same period of 2009, resulting in a 50.7% increase in gross profit in the first quarter 2010 compared to the same quarter in 2009. Net profit for the first quarter ended March 31, 2010 was up 74.5%  compared to the fourth quarter of 2009. The sequential increase in net profit was mainly driven by the absence of one-time merger costs incurred in the fourth quarter of 2009, which offset a RMB2.4 million reduction in gross profit and RMB 3.1 million increase in administrative expenses in the first quarter of 2010.

Earnings per fully diluted share were RMB 4.45 (US$ 0.65) for the first quarter of 2010, up 46.9% from RMB 3.03(US$ 0.44) in the fourth quarter of 2009, and down 18.0% from RMB 5.43 (US$ 0.79) in the same period in 2009.

First Quarter 2010 balance sheet results
▪
Cash and bank balances were RMB 131.9 million (US$ 19.3 million), compared with RMB 150.1 million (US$ 22.0 million) as of December 31, 2009.  The decrease in cash and bank balances was mainly due to the final payment of RMB 39 million (US$ 5.7 million) for the acquisition of the Gaoan facility in the first quarter of 2010;

▪	Inventory turnover was 73 days as of March 31, 2010 compared with 77 days as of December 31, 2009;

▪
Trade receivables turnover was 109 days as of March 31, 2010 compared with 102 days as of December 31, 2009. The increase in the trade receivables turnover days resulted form higher revenue for the first quarter of 2010 compared to the revenue for the fourth quarter of 2009. The increase in revenue in the first quarter of 2010 was due to the contribution of capacity from the newly acquired Gaoan facility. The Company’s trade receivables include a 17% value-added-tax (“VAT”), whereas its reported revenue is net of VAT. Trade receivables turnover excluding VAT amounts from both the numerator and denominator was 93 days as of March 31, 2010 compared with 87 days as of December 31, 2009.

▪
Trade payables turnover was 79 days as of March 31, 2010 compared with 69 days as of December 31, 2009. The increase in the trade payables turnover resulted from the termination of production outsourcing arrangements with the Company’s Original Equipment Manufacturer (“OEM”) in the first quarter of 2010 after the newly acquired Gaoan facility significantly increased the Company’s manufacturing capacity. The credit period with the OEM was approximately 30 days compared to the credit period with other trade suppliers which is approximately 90 days.

▪
Bank borrowings (both short-term borrowings and long-term borrowings) increased to RMB 90.0 million (US$ 13.2 million) as of March 31, 2010 due to China Ceramics assuming a RMB 60 million loan in conjunction with the acquisition of the Gaoan facility.

Recent Developments
Subsequent to the end of the first quarter 2010, China Ceramics added 2 new distributors in Jiangxi Province, thus expanding its network to 37 exclusive distributors across China.

On May 26 and 27, 2010, the Company purchased 996,051 of its public warrants from four warrant holders at a price of $1.00 per warrant in privately negotiated transactions.

Business Outlook
The Company’s backlog of orders for delivery in the second quarter was at approximately RMB 285.94 million (US$ 41.8 million), representing a year-over-year revenue growth rate of 29.1% compared to the second quarter of 2009.  The expected sales volume in the second quarter 2010 is approximately 10.6 million square meters representing a 21.9% increase from 8.7 million square meters sold in the first quarter of 2010.

“Despite recent efforts by the Chinese government to tighten monetary policy and contain excessive real estate prices in the so-called Tier-1 cities such as Beijing, Shanghai, Shenzhen, and Guangzhou, the outlook for our business remains stable. Our exposure to the Tier-1 cities was approximately 9.7% of our revenue in the first quarter of 2010 and we expect any weakness in the Tier-1 cities to be offset by continued demand growth in the Tier-2 and Tier-3 cities, driven by secular urbanization trends as well as by the government’s commitment to low-income housing,” said Mr. Huang.  “We remain committed to the expansion of our Gaoan plant and expect to expand its capacity by 14 million squared meters by the end of 2010 at a cost of approximately $20 million.”

Conference Call Information
The Company will also host a conference call at 8:00 am ET on Tuesday, June 1, 2010.   Listeners may access the call by dialing +1 (866) 672-3985 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 902-4207.  The conference participant pass code is 78094622.  A replay of the conference call will be available for 14 days starting from 10:00 am ET on Tuesday, June 1, 2010.  To access the replay, dial +1 (800) 642-1687.  International callers should dial +1 (706) 645-9291. The pass code is 78094622.

About China Ceramics Co., LTD
China Ceramics Co., Ltd., formerly China Holdings Acquisition Corp., is a leading manufacturer of ceramic tiles in China.  The company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the Hengda or “HD” brand, are available in over 2000 styles, colors and sizes combinations and are distributed through a network of exclusive distributors or directly to large property developers. For more information, please visit http://www.hengdatile.com

Currency Convenience Translation
The Company's financial information is stated in RMB.  The translation of RMB amounts into United States dollars in the earning release is included solely for the convenience of readers and has been made at the rate of RMB6.8361 to US$1.00, the closing rate as of March 31, 2010 published on www.oanda.com. Such translations should not be construed as representations that RMB amounts could be converted into US dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

Safe Harbor Statement
Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2009 and otherwise in our SEC reports and filings, including the final prospectus for our offering.  Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(RMB in thousands)

	Unaudited	Audited
	As at March 31, 2010	As at December 31, 2009
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	264,369	64,184
Land use rights	32,438	165
Goodwill	3,735	-
	300,542	64,349

Current assets
Inventories	144,345	114,658
Trade receivables	283,486	270,840
Prepayments and other receivables	5,976	149,268
Cash and bank balances	131,860	150,121
	565,667	684,887

Current liabilities
Trade payables	154,099	126,251
Accrued liabilities and other payables	55,180	74,749
Interest-bearing bank borrowings	55,000	26,500
Income tax payable	15,503	16,639
	279,782	244,139
Non-current liabilities
Long term borrowings	35,000	-
Deferred tax liabilities	1,078	-
	36,078	-

Net current assets	285,885	440,748

Net assets	550,349	505,097

EQUITY
Total shareholders’ equity	550,349	505,097

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(RMB in thousands, except EPS and share data)

	Three months ended
	March 31	December 31	March 31
	2010	2009*	2009*

Revenue	229,110	219,716	169,911
Cost of Sales	(159,825)	(148,043)	(123,891)
Gross profit	69,285	71,673	46,020
Selling and distribution expenses	(1,480)	(1,889)	(1,523)
Administrative expenses	(5,783)	(2,679)	(2,576)
Merger costs	-	(26,429)	-
Finance costs	(1,497)	(430)	(208)
Other income	16	2,307	66
Profit before taxation	60,541	42,553	41,779
Income tax expense	(15,291)	(16,639)	(10,611)
Net Profit for the period	45,250	25,914	31,168
Attributable to:
Shareholders of the Company
EPS-Basic	4.45	3.36	5.43
EPS-Diluted	4.45	3.03	5.43
Shares used in calculating basic EPS
Basic	10,164,298	7,713,538	5,743,320
Diluted	10,164,298	8,557,205	5,743,320

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERGAE SELLING PRICE

	Three months ended
	March 31	December 31	March 31
	2010	2009	2009

Sales volume (square meters)	8,798,307	8,569,919	6,965,934
Average Selling Price (in RMB/square meter)	26.0	25.6	24.4
Average Selling Price (in USD/square meter)	3.8	3.8	3.6

* Note:

In connection with the preparation of its financial statements for the year ended December 31, 2009, China Ceramics determined that it incorrectly applied IAS 18, Revenue and recorded sales rebates and discounts as selling and distribution expenses which resulted in an audit adjustment in revenue for the financial year ended December 31, 2009. Accordingly, the revenue of the first quarter and the fourth quarter of 2009 presented in this press release were restated from RMB 178.2 million and RMB 231.5 million to RMB 169.9 million and RMB 219.7 million respectively. The selling and distribution expenses were restated from RMB 9.8 million and RMB 13.7 million to RMB 1.5 million and RMB 1.9 million respectively.

The adjustments had no affect on the net income or earnings per share of China Ceramics for the first quarter and the fourth quarter of 2009.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(U.S Dollars in thousands)

As at 31 March 2010
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	38,672
Land use rights	4,745
Goodwill	546
43,963

Current assets
Inventories	21,115
Trade receivables	41,469
Prepayments and other receivables	874
Cash and bank balances	19,289
82,747

Current liabilities
Trade payables	22,542
Accrued liabilities and other payables	8,071
Interest-bearing bank borrowings	8,046
Income tax payable	2,265
40,924
Non-current liabilities
Long term borrowings	5,120
Deferred tax liabilities	158
5,278

Net current assets	41,823

Net assets	80,508

EQUITY
Total shareholders’ equity	80,508

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(USD in thousands, except EPS and share data)

Three months ended
March 31
2010

Revenue	33,515
Cost of Sales	(23,379)
Gross profit	10,136
Selling and distribution expenses	(216)
Administrative expenses	(846)
Merger cost	-
Finance costs	(219)
Other income	2
Profit before taxation	8,857
Income tax expense	(2,237)
Net Profit for the period	6,620
Attributable to:
Shareholders of the Company
EPS-Basic	0.65
EPS-Diluted	0.65
Shares used in calculating basic EPS
EPS-Basic	10,164,298
EPS-Diluted	10,164,298

Source: China Ceramics Co., Ltd.

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